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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

          TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             EIS INTERNATIONAL, INC.
                            (NAME OF SUBJECT COMPANY)

                         SERSYS ACQUISITION CORPORATION
                                 SER SYSTEME AG
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                              AND ASSOCIATED RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                    268539103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              DR. PHILIP A. STOREY
                            EXECUTIVE VICE PRESIDENT
                                 SER SYSTEME AG
                              7200 WISCONSIN AVENUE
                                   SUITE 1001
                               BETHESDA, MD 20814
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BELHALF OF BIDDER)

                                    COPY TO:
                           JOHN L. SULLIVAN, III, ESQ.
                        VENABLE, BAETJER AND HOWARD, LLP
                              2010 CORPORATE RIDGE
                                    SUITE 400
                             MCLEAN, VIRGINIA 22102
                                 (703) 760-1600

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                  This Amendment No. 1 to Schedule 14D-1 ("Amendment No. 1")
supplements and amends the Tender Offer Statement on Schedule 14D-1, filed on December 23, 1999 (the "Schedule 14D-1"), by SER Systeme AG, a German corporation ("Parent"), and SERSys Acquisition Corporation, a Delaware corporation ("Purchaser"), that is an indirect (through SER (USA), Inc. ("SER USA")) wholly owned subsidiary of Parent. The Schedule 14D-1 relates to the offer by Purchaser to purchase all of the outstanding shares of common stock of EIS, International, Inc., a Delaware corporation ("Company"), par value $0.01 per share (the "Common Stock") and their associated rights (the "Rights") to purchase Series A Preferred Stock, par value $0.01, pursuant to that certain Rights Agreement, dated as of May 16, 1997 between Company and BankBoston N.A., as amended, (the "Rights Agreement") (such Rights, together with the Common Stock, are collectively referred to herein as the "Shares"), at a purchase price of $6.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1999, and in the related Letter of Transmittal, each as previously submitted to the holders of the Company's Shares (the Offer to Purchase and the Letter of Transmittal, as may be amended from time to time, constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are attached as Exhibit (a)(1) and (a)(2) to the Schedule 14D-1. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 17, 1999 (the "Merger Agreement") by and among Parent, Purchaser and the Company.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Items 4(a) and 4(b)(2) of the Schedule 14D-1 are hereby amended and supplemented by revising the second paragraph of "Section 9. Source and Amount of Funds" of the Schedule 14D-1 to read as follows:

         "All of the funds required to finance the foregoing will be furnished to Purchaser by Parent. Parent has entered into three separate loan agreements (in the aggregate equaling approximately US$38,700,000) in order to obtain a portion of the necessary funds to consummate the Offer and the Merger. The remainder of the funds necessary to consummate the Offer and the Merger (equaling approximately US$32,300,000), will be provided by Parent from its available cash and cash equivalents, including short term investments. While Parent intends to comply with the repayment provisions and schedules it has negotiated with each lender identified below, neither Purchaser nor Parent has any definitive plans or arrangements to finance or repay the borrowings disclosed below."

ITEM 10 (f).   ADDITIONAL INFORMATION.

Items 10(f) of the Schedule 14D-1 is hereby amended and supplemented by revising the last sentence of the first paragraph under "Section 2. Acceptance and Payment for Shares" to read as follows:

         "Notwithstanding the foregoing, Purchaser confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that no person making a tender offer shall

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fail to pay the consideration offered or return tendered securities promptly after the termination or withdrawal of such tender offer."

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                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this Statement is true, complete and correct.

                                    SER SYSTEME AG

                                    By:  DR. PHILIP A. STOREY

                                    /S/ DR. PHILIP A. STOREY
                                    --------------------------------------
                                    Name:  Dr. Philip A. Storey
                                    Title:   Executive Vice President

                                    SERSYS ACQUISITION CORPORATION

                                    By: DR. PHILIP A. STOREY

                                    /S/ DR. PHILIP A. STOREY
                                    --------------------------------------
                                    Name:  Dr. Philip A. Storey
                                    Title:  President

Date:  January 13, 1999